Exhibit 99.1
Issuer
FLEX LNG LTD
Hamilton, Bermuda
August 20,2025

The Board of Directors of Flex LNG Ltd. (“Flex LNG” or the “Company”) authorized a share buyback program that allows the Company to repurchase up to $15 million of its outstanding shares.
In furtherance of the program, the Company announces today that it has put in place an agreement with DNB Markets, Inc. and DNB Carnegie, a part of DNB Bank ASA, for the repurchase of the Company’s shares in open market transactions on the Oslo Stock Exchange (“OSE”) and the New York Stock Exchange (“NYSE”). Repurchases on the OSE will be completed in accordance with the Market Abuse Regulation (EU) No 596/2014 and Commission Delegated Regulation (EU) 2016/1052. Repurchases on the NYSE will be made in accordance with U.S. securities laws and regulations, including compliance with the safe harbor provided by Rule 10b-18 promulgated by the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended.
The share buyback program will commence on August 20, 2025 and continue through November 27, 2025. The Company may repurchase up to $15 million of its shares, subject also to a maximum limit of 900,000 shares. The shares purchased will be held as treasury shares. The actual timing, number and value of shares repurchased under the repurchase program will depend on several factors, including the manner, timing, and volume restrictions specified in Rule 10b-18, price, general business and market conditions, and alternative investment opportunities. The Company reserves the right to make subsequent changes to the above terms for the program, including shortening, extending and/or replacing the program.
The amount utilized for the share buyback program will be treated independently from future dividend consideration, which remains at the discretion of the Board of Directors in accordance with the Company’s dividend policy.

For further information, please contact:
Mr. Knut Traaholt, Chief Financial Officer of Flex LNG Management AS
Telephone: +47 23 11 40 00
Email: ir@flexlng.com

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act and article 5 of the European Market Abuse Regulation.